August 23, 2024

James Brooks
Chief Executive Officer
Standard Dental Labs Inc.
424 E Central Blvd
Suite 308
Orlando, Florida 32801

       Re: Standard Dental Labs Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed August 1, 2024
           File No. 024-12428
Dear James Brooks:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2024, letter.

Amendment No. 1 to Form 1-A Filed August 1, 2024
Cover Page

1. We note your revisions in response to prior comment 3 and we reissue in part. Please revise the disclaimer in the Offering Circular Summary to remove the inappropriate disclaimer "[t]he following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and/or incorporated by reference in this Offering Circular."
Offering Circular Summary
Business Overview, page 1

2. We note your revisions to prior comment 4 and we reissue the comment. The disclosure here in the summary section should provide a balanced presentation of your business, including a brief overview of the key aspects of the offering. Please revise your summary
 August 23, 2024
Page 2

       as follows:
           Please revise to clarify the current business activities of each Standard Dental Labs
           Inc. and Smile Dental, and to be consistent throughout the document. For example, clarify whether the production of products is done by Standard Dental Labs, Inc. or
           Smile Dental. Here, we note on page 1 that "[w]e provide dental lab services to more than 50 dental practices and produce approximately 500 dental prosthetics each month." We note your disclosure on page 20 "the Company has engaged the labor and manufacturing services of Smile Dental as a contract manufacturer." Please clarify whether you engage in the same business activities under each tradename.
           Please revise your discussion of your current business activities to include a brief description of your current dental lab operations, including the products and services you offer.
           Please revise the disclosure of your activities searching for lab operations to acquire to provide additional detail regarding how you identify the regional markets and smaller lab operations you target businesses and to discuss the current status of your expansion activities. We note your disclosure on page 23 that the "business model acquired from SDL includes metrics and data in order to allow the company to quickly identify and purchase privately owned dental lab
operations."
           We note the removal of the disclosure on page 1 of your attempted acquisition of a surgical materials supplier in Mexico. Please restore this disclosure and clarify if any material agreements were in place, any payments made such as termination fees, and the reason the acquisition did not go through.
           Clarify what role your sole officer and employee has in the search and development operations as compared to day-to-day supervision of current business operations.
           Revise the risk factors to address the risks associated with having one executive officer in multiple roles. We note your disclosure on page 30 "[g]iven his background and experience building operations from the ground up, Mr. Brooks has a clear vision of how to identify and acquire target companies for Standard Dental Labs, and how to
           execute the company   s business plan."
       Finally, when revising your summary, balance the disclosure by including disclosure regarding your limited operating history in your current business segment and your history of net losses.
Risks Related to a Purchase of the Offered Shares
We may seek additional capital that may result in stockholder dilution or that may have rights senior to those of our common stock, page 8

3. We note your response to prior comment 6 that the purchase agreement with World
       Amber has been terminated. It does not appear that you have revised the offering statement to reflect the termination of this agreement as indicated in your response to the comment. We note your disclosure on page 56 that you are currently negotiating an amendment to the purchase agreement. Please revise the offering statement as requested in prior comment 6 or advise.
 August 23, 2024
Page 3
Plan of Distribution, page 13

4. We note your revisions in response to prior comment 9 and we reissue the comment. We note that you "The Company, by the determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, services, in satisfaction of outstanding debt obligations, and/or other consideration without notice to subscriber; provided, however, that any Offered Shares issued in this manner shall be issued at the Offering Price. In the event any Securities are issued for non-cash consideration, the Company will not recognize net cash proceeds to allocate towards the uses set forth in the Use of Proceeds." Please revise to disclose all forms of noncash consideration you intend to offer and how you will determine their value. Refer to the
       Note to Rule 251(a)(1) of Regulation A. Please also substantially revise your offering document, including the Cover Page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only, to discuss the non-cash consideration in more detail and to address how issuing some or all shares for non-cash consideration would impact your offering. Please also revise your risk factors to address the potential consequences to the company if a substantial amount of shares is sold for non-cash consideration.
Selling Stockholder, page 16

5. We note your response to comment 10 that you planned to remove Mr. Kim as a selling shareholder. As Mr. Kim remains cited in the selling shareholder table on page 16, we reissue the comment.
Business
Corporate History, page 19

6. We note your revisions, which include removing the lock-up restriction release provision that dealt with meeting quarterly revenue targets, in response to prior comment 11 and we reissue in part. Please revise to ensure all material terms of the asset purchase agreement, lock-up agreement and amendments thereto are disclosed, including any termination provisions and the minimum quarterly revenue targets that must be achieved.
Our Current Business, page 20

7. We note your revisions in response to prior comment 13. We reissue in Part. We note you plan to use a significant amount of your use of proceeds for acquisition of lab businesses.
       Please revise to describe here both your strategy of discovering and acquiring dental labs and your operating business.
8. We note your revision on page 20, in response to prior comment 14, that you have no
       "definitive agreements in place with these [more than 50] dental clinics" you have as clients. We also note your disclosure on page 19 that "the Purchased Assets consisted of all client contracts for existing PDL clients." Please revise page 19 to clarify that these contracts have expired, there were no contracts, or otherwise clarify what, if any, benefit was actually purchase, as opposed to what language may have been included in the purchase contract. Further clarify on page 19, in addition to equipment leases and office leases, what contracts you assumed with the PDL acquisition, or revise the disclosure on page 19 to eliminate the reference to assumed contracts.
 August 23, 2024
Page 4

9. We note you filed the subcontract agreement with Smile Dental and Mr. Kim in response to prior comment 20. Revise the section addressing your current business to summarize the material terms of the Smile Dental contract. Provide us your analysis why Mr. Kim and this contract should be cited under the heading "Significant Consultant" in the section addressing Directors, Executive Officer, Promotors and Control Persons. Please revise that section or advise.
Significant Acquisitions, page 24

10. We reissue comment 19. It is unclear where in the registration statement you updated the disclosure in response to this comment. Please revise the Business section to clarify, what, if any, intellectual property you own that is material to your business, including any you may have purchased in the PDL acquisition. To the extent you do not possess any material intellection property, or did not purchase any material intellection property in the PDL acquisition, please revise to clarify. Please refer to 101(h)(4)(vii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

11. We note your response to prior comment 22 that the World Amber agreement has been terminated and deemed void. Disclosure on page 56 continues to state that "[t]he
       Company and World Amber are currently negotiating an amendment to the Purchase
       Agreement;" therefore, we reissue the comment. Please revise or advise. James Brooks, Sole Officer and a Director, Controlling Stockholder, page 35

12. We note the revised disclosure on page 35 in response to prior comment 24 and reissue the comment. Please provide us your analysis why these payments are not compensation.
       Refer to Item 402(n)(2)(ix)(A) of Regulation S-K and the Instructions to Item
       402(n)(2)(ix).
13. We note your response to prior comment 25 and reissue the comment. We note the revised disclosure on page 19. Revise the background of the company to disclose the nature and the amount of debt owed to Mr. Brooks by Costas, Inc. and for what goods or services to further explain how Mr. Brooks came to control the company and be owed this significant debt. Please revise this section to further explain the nature of the debt. Refer to Item 7(a) of Form 1-A Please revise the related party transaction section to provide this additional information regarding the nature of the debt as well, as requested in our prior comment 25. e note your disclosure on page 19 in regard to the nature of the convertible promissory note the company issued to Mr. Brooks in 2021.
Financial Statements , page 37

14. In your letter dated August 21, 2023, you stated you were in the process of revising your financial statement presentation such that Prime Dental Lab LLC is the
       predecessor. In response to prior comment 26, you state you disagree with the prior determination that Prime Dental is a predecessor entity as defined in Rule 405 because you did not acquire or assume the operations of Prime Dental, rather you acquired certain assets that were integrated into your own corporate structure. The definition of
       predecessor in Rule 405 involves    the major portion of the business
and assets    acquired
       and is very broad. Please provide us with a detailed analysis of how you now determined
 August 23, 2024
Page 5

       Prime Dental is not a predecessor entity. We note your disclosure on page F-7 that you
       acquired    all equipment, customer relationships, and associated
revenue    of Prime Dental,
       and in your response to comment 10 in your letter dated July 12, 2023, you stated
       that you considered the guidance of Rule 405 of Regulation C and that you acquired substantially all the operating assets of Prime Dental. We also note you immediately commenced revenue generating operations effective September 1, 2022, upon acquisition of Prime Dental. Please describe the nature of your operations before you succeeded to the business of Prime Dental and how you considered it in your analysis.
Note 6. Subcontractor Agreement, page 51

15. We note your response to comment 28. We note that you entered into a subcontractor agreement with Smile Dental on August 31, 2022 whereunder Smile Dental agreed to provide ongoing labor, quality control and delivery services during a period of up to two years as a subcontractor in order to facilitate ongoing lab operations and to seamlessly service your acquired customer base. In this regard, please address the following:
           During the year ended December 31, 2022, you paid Smile Dental $341,807 which exceeds the amount of cost of sales recorded of $101,054. Please disclose how the amounts paid to Smile Dental were reflected on your statements of operations, including the specific line items and corresponding amounts, for each period presented. Please also explain your basis for excluding amounts from cost of sales;
           The subcontractor agreement was entered into on August 31, 2022 and has an initial term of up to two years. This would indicate that the agreement may terminate on August 31, 2024. We remind you that Instruction 1 to Item 9A of the Form 1-A states that your discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of matters that have had an impact on reported operations that are not expected to have an impact upon future operations. In this regard, please expand your disclosures in MD&A related to this agreement to discuss whether this agreement has been renewed and the impact of not being able to do so if it has not been renewed; and We note that you have determined that you are the principal and therefore record
           revenue on a gross basis. Please provide us with your analysis of the principal versus agent considerations you made in arriving at this determination pursuant to ASC 606-
           10-55-36 through 55-40.
General

16. We note your response to prior comment 29 that the Subject Convertible notes have been removed from the Primary Offering. We note your disclosure in the Offering Summary in regard to the Subject Convertible Notes that states "[u]pon qualification of this offering by the SEC, the Company may issue Company Offered Shares in satisfaction of outstanding
       debt obligations including $830,900 of convertible notes (the    Subject
Convertible
       Notes   ) at the Offering Price." We reissue the comment. Please advise how the Subject
       Convertible Notes are convertible into Company Offered Shares. Securities Act Rule
       251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has
 August 23, 2024
Page 6

       been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that Regulation A is not available for conversion of such securities. Please refer to Securities Act Sections Compliance and
       Disclosure Interpretations 139.01 and 134.03.
17. We note your response that you removed the Selling Stockholder and Subject Convertible
       Notes from the Offering Circular in response to prior comment 30. We note your disclosure "[t]he Selling Stockholder intends to sell a total of 37,500,000 shares of our common stock (the Selling Stockholder Offered Shares) in this offering." We also note your disclosure "the Company may issue Company Offered Shares in satisfaction of outstanding debt obligations including $830,900 of convertible notes
(the    Subject
       Convertible Notes   ) at the Offering Price." We reissue the comment. To
the extent you
       intended to separately qualify the securities underlying Subject Convertible Notes for resale using Securities Act Rule 251(d)(3)(i)(A), please provide your analysis regarding whether those stockholders and the current Selling Stockholder are underwriters, and please also confirm you understand the limitations on selling securityholder sales applicable to your offering. Please refer to Securities Act Rules Compliance and
       Disclosure Interpretations 612.09 and Rule 251(a)(3). If more than one paragraph of Rule
       251(d)(3)(i) is being used to qualify securities, please revise your cover page to clearly identify each subparagraph of Rule 251(d)(3)(i) being used and the amounts being qualified pursuant to such paragraph.
18. We note your removal of the "Right to Reject Subscription" section from your Offering
       Circular in response to prior comment 31. We note there is still a Selling Stockholder in this Offering Circular. We note disclosure that remains that states "[u]pon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the
       Company Offered Shares subscribed." We note there is still an undetermined time to process subscriptions requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time. We note your disclosure on the cover page that "the Offering will commence within two business days of being qualified by the
       Securities and Exchange Commission." Rule 251(d)(3)(i)(F) specifically states it must commence within two calendar days. We reissue prior comment 31.
19. We note your response to prior comment 32. We also note in this most recent Offering
       Circular that you have increased the allocation of the use of proceeds that goes toward acquisition of lab businesses as compared to the last filing. We reissue prior comment
       32. Securities Act Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure indicates
that    there is no
       faster way to grow than through acquisition. Consolidation of this industry, currently represented by 7,000+ privately owned businesses, will be the company
s focus    and the
       use of proceeds reflects a significant amount of the proceeds are allocated to future unspecified acquisitions. Please provide your analysis as to how you are eligible to conduct this offering under Regulation A.
 August 23, 2024
Page 7
20. We reissue comment 33. Please clarify for us which convertible notes previously identified in the footnotes to the Use of Proceeds table you have included in your revised response to Item 6 on Form 1-A, wherein you responded that you issued $217,000 in unregistered convertible promissory notes in the year prior to filing the Form 1-A.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jeff Turner, Esq.